Exhibit 99.1

BANCOLOMBIA ANNOUNCES CALL TO AN EXTRAORDINARY SHAREHOLDERS´ MEETING

Medellin, Colombia, July 14, 2020

The Board of Directors in today´s session instructed the President, to call the holders of common shares to an Extraordinary Shareholders' Meeting to be held on Friday, July 31st, 2020, at 2:00 p.m. (GMT-5)

The proposed agenda for the meeting is as follows:

1. Verification of Quorum.

2. Reading and approval of the agenda.

3. Election of commission for vote count and approval and execution of the minutes.

4. Presentation, consideration and approval of proposal to transfer existing resources in the Occasional Reserve for the Equity Reinforcement and Future Growth with a value of COP $ 3.672.418.689.916,45, to the Bank's Legal Reserve.

The notice, forms of power of attorney that the shareholders can use to be represented at the meeting, as well as the information that explains the proposal corresponding to item 4 of the agenda, will be available on the Bank's website: www.grupobancolombia.com

Notice:

As it is stated in the Bylaws of the Company and in the law, the notice to the Extraordinary Shareholders Meeting will be published tomorrow, July 15, in the newspapers of La Republica and El Colombiano.

Virtual Shareholders Meeting:

In accordance with the special measures established by the Government due to the health emergency declared as a result of Covid-19, the shareholders meeting will be virtual, in accordance to the article 19 of the law 222 of 1995 and the decree 398 of 2020 and the access will be available on the Bank's website www.grupobancolombia.com

The participation in the meeting, the voting exercise of the shareholders and the registration enabled since today, will be done through the website https://www.grupobancolombia.com/wps/portal/acerca-de

Contacts
Mauricio Rosillo Rojas	Jose Humberto Acosta	Carlos Raad Baene
Corporate VP	Financial VP	IR Director
Tel: (571) 4885675	Tel.: (571) 4885934	Tel.: (571) 4885371